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                                                                    EXHIBIT 99.1


THIS DRAFT IS FURNISHED SOLELY TO INDICATE THE EXPECTED FORM OF THE FINAL OPINION AND THE PROCEDURES AND UNDERLYING ASSUMPTIONS EXPECTED TO BE USED. THE TEXT OF THE FINAL OPINION WILL NECESSARILY DEPEND UPON OUR REVIEW PROCEDURES, INCLUDING REVIEW BY COUNSEL, WHICH WILL NOT BE COMPLETED UNTIL SHORTLY BEFORE THE FINAL LETTER IS DELIVERED.

________ __, 1996

Mr. Joel R. Schultz
The General Partner of Presidential Mortgage Company
Presidential Management Company
21031 Ventura Blvd.
Woodland Hills, CA  91364

Dear Mr. Schultz:

It is our understanding that Presidential Mortgage Company ("Presidential" or the "Partnership") operates a lending business through a California finance lender license. In addition, Presidential owns 100% of the outstanding stock of Pacific United Group, Inc. (the "Corporation"), into which it intends, within the next 30 days, to transfer 100% of the outstanding stock of Pacific Thrift and Loan Company ("PTL"), a California corporation, and Consolidated Reconveyance Corporation, a Washington corporation, and Pacific United Mortgage, Inc., a Delaware Corporation. Presidential owns 99% of the total interests in capital and profits and losses of Consolidated Reconveyance Company, a California limited partnership, and Lenders Posting and Publishing Company, a California limited partnership. We understand that a Restructuring Plan (the "Restructuring Plan") has been proposed whereby the Company would transfer all of its assets and liabilities to the Corporation in consideration of the issuance of a number of shares of the common stock of the Corporation (the "Common Stock") equal to the Net Tangible Equity (total assets, increased by $385,000 to be paid by the General Partner for GP warrants, as defined below, minus total liabilities, goodwill and capitalized organization costs, other than costs of the Rights Offering and Public Offering, as defined below) of the Partnership on the last day of the month preceding the closing date of the Restructuring Plan (the "Closing Date"). Presidential will then liquidate, making a final distribution of the Common Stock to the general partner (the "General Partner") and limited partners (the "Limited Partners") of Presidential, pro rata in accordance with their respective net contributed capital in Presidential, which is defined as each Partner's original capital contribution and any additional capital contribution to the Partnership less any withdrawals of capital and distributions of the Partnership in return of capital.


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Mr. Joel R. Schultz
Presidential Management Company

_______ __, 1996




The Restructuring Plan must be approved by the requisite of vote of Limited Partners pursuant to the requirements of the Partnership Agreement.

It is also our understanding that, if the Restructuring Plan is completed, the General Partner will have no right to receive management fees or other compensation from the Corporation, and that the General Partner will receive no additional consideration for its general partner's interest in Presidential other than its pro rata interest in shares of Common Stock based upon its net contributed capital in Presidential. However, we understand that the General Partner will purchase, for $385,000, warrants (the "GP Warrants") exercisable into up to 25% of the total outstanding shares of Common Stock on the Closing Date, on a fully diluted basis assuming the exercise of all GP Warrants and the Subscriber Warrants (as described below), at an exercise price equal to 150% of the Public Offering Price (as defined below) of the Common Stock, exercisable at any time for a period of 18 months after the Closing Date.

It is also our understanding that, subject to the approval of the Restructuring Plan by the requisite vote of Limited Partners, the Corporation will concurrently make an offer (the "Rights Offering" ) to all of the Limited Partners, the partners of the General Partner and the officers, directors and employees of Presidential and its subsidiaries, to purchase up to 820,000 additional shares of Common Stock, at a purchase price of $10 per share, subject to adjustment upon the subsequent Public Offering (as defined below) to equal the Public Offering Price (as defined below). Limited Partners and the partners of the General Partner (pro rata in accordance with their interests in the General Partner) will have the right ("Basic Subscription Right") to purchase a percentage of the shares offered in the Rights Offering equal to their pro rata percentage interest in Presidential, and all Limited Partners, partners of the General Partner and the officers, directors, and employees of Presidential and its subsidiaries will have the right ("Oversubscription Privilege") to subscribe for any shares not subscribed for pursuant to the exercise of Basic Subscription Rights. For every five shares of Common Stock subscribed for in the Rights Offering, the Corporation will issue a transferable warrant for one additional share of Common Stock (collectively, the "Subscriber Warrants"), exercisable at any time after issuance for a period of two years, at an exercise price equal to 125% of the Public Offering Price (as defined below).

We further understand that, subject to the approval of the Restructuring Plan by the requisite vote of Limited Partners, the Corporation will make a public offering (the "Public Offering") of an additional number of shares of Common Stock, at a price (the "Public Offering Price") to be determined by negotiation between the Corporation and Friedman, Billings, Ramsey & Co., Inc., as representative of a group of underwriters who will participate in the Public Offering on a firm offering basis. The number of shares to be offered in the Public Offering will be determined as the amount necessary to result in a total market capitalization (total outstanding shares times the Public Offering Price per share) of $16.5 million. The completion of the Public Offering is a condition of the closing of the Restructuring Plan.

The transactions described above and all related transactions are referred to collectively herein as the "Transaction."


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Mr. Joel R. Schultz
Presidential Management Company

_______ __, 1996


You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address Presidential's underlying business decision to effect the Transaction. Additionally, you have advised us that Presidential has no intention of engaging in any alternative to the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Presidential. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it. Our Opinion should not be construed or interpreted as a recommendation by Houlihan Lokey either for or against the Transaction. Also, our Opinion does not consider the value of Presidential or its subsidiaries in an orderly liquidation.

The term "fair market value," as used herein, is defined as the amount at which an asset would change hands between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts, neither being under any compulsion to act, with equity to both.

It is Houlihan Lokey's understanding, upon which it is relying, that the General Partner and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definition. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definition for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

            1) reviewed Pacific Thrift and Loan's unaudited financial statements for the year ended December 31, 1995, audited financial statements for the three fiscal years ended December 31, 1994 and unaudited financial statements for the two fiscal years ended December 31, 1991, which the Partnership's management has identified as being the most currently available financial statements;

            2) reviewed Consolidated Reconveyance Company and Lenders Posting and Publishing Company unaudited financial statements for the year ended December 31, 1995, which the Partnership's management has identified as being the most currently available financial statements;

            3) reviewed the Partnership's audited financial statements for the three fiscal years ended December 31, 1994;

            4) reviewed copies of the Restructuring Plan, dated _________, 1996;

            5) reviewed the January 1996 Registration Statement on Form S-4 filed by the Corporation, of which a Proxy Statement/Prospectus (the "Proxy") with respect to the approval of the Restructuring Plan and the Rights Offering and a Prospectus (the "Prospectus") with respect to the Public Offering are a part;


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Mr. Joel R. Schultz
Presidential Management Company
_______ __, 1996



            6) reviewed the: Fifth Amended and Restated Certificate and Agreement of Limited Partnership of Presidential Mortgage Company, dated September 7, 1989;

            7) met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of Presidential and the Corporation, and met with representatives of Presidential's counsel to discuss certain matters;

            8) visited certain facilities and business offices of Presidential and its subsidiaries;

            9) reviewed forecasts and projections prepared by Presidential's management with respect to Presidential and the Corporation for the years ending December 31, 1996 through 1998;

            10) reviewed certain other publicly available financial data for certain companies that we deem comparable to Presidential;

            11) reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

            12) conducted such other studies, analyses and inquires as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Presidential and the Corporation, and that there has been no material change in the assets, financial condition, business or prospects of Presidential and the Corporation since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Corporation or Presidential and its subsidiaries and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of Presidential or the Corporation. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Our Opinion does not express any opinion as to (i) the terms of the Restructuring Plan (other than the opinion expressed in the following paragraph), (ii) the relative fairness of the Transaction to each Partnership class individually, (iii) the tax consequences of the Transaction for the Limited Partners or any other party to the Transaction, or (iv) the fairness of the Public Offering Price.


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Mr. Joel R. Schultz
Presidential Management Company
_______ __, 1996



Based upon the foregoing, and in reliance thereon, it is our opinion that (i) the aggregate consideration to be received by the Limited Partners collectively in connection with the Transaction is fair to them from a financial point of view, and (ii) the fair market value of the GP Warrants does not exceed $385,000.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.